UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

April, 2003

OFFSHORE SYSTEMS INTERNATIONAL LTD.

(Translation of registrant’s name into English)

107-930 West 1st Street. North Vancouver, BC V7P 3N4, Canada

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F       Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    No

          Offshore Systems International                                             TSX: OSI

          www.osl.com                                                              OTCBB: OSFYF

Notice - Change of Auditors

On April 17, 2003, the shareholders of Offshore Systems International Ltd. ("Offshore"), upon the recommendation of the Board of Directors and its Audit Committee, determined not to reappoint PricewaterhouseCoopers LLP as Offshore's independent auditor and appointed Ernst & Young LLP as Offshore's independent auditor for the fiscal year ending November 30, 2003.  The Audit Committee and the Board of Directors made this recommendation after reviewing Offshore's audit requirements and soliciting and reviewing written proposals from the four major audit firms in Canada for consideration for appointment as Offshore's auditor.

Offshore confirms that the change in independent auditors did not occur due to any existing or previous accounting disagreements with PricewaterhouseCoopers LLP, and PricewaterhouseCoopers LLP has expressed no disclaimer of opinion, adverse opinion, qualification or modification as to uncertainty, audit scope or accounting principles regarding the financial statements of Offshore or the audit process for the two most recently completed fiscal years of Offshore ended November 30, 2002 and 2001 or any subsequent interim period preceding the dismissal.  Neither have there been any accounting disagreements or reportable events within the meaning of Item 304(a)(1)(v) of Regulation S-K for those periods.

During Offshore's two most recently completed fiscal years ended November 30, 2002 and 2001 and any subsequent interim period preceding the dismissal, Offshore did not consult with Ernst & Young LLP regarding any of the matters or events set forth in Item 304(a)(2)(i) and (ii) of Regulation S-K.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                         By: “ John A. Jacobson”

                                                                Title: President & CEO

Date:    April 28, 2003